ESH ACQUISITION CORP.
228 Park Avenue S, Suite 89898

New York, NY 10003

June 12, 2023

VIA EDGAR

Catherine De Lorenzo

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	ESH Acquisition Corp.
Registration Statement on Form S-1
Filed June 9, 2023, as amended
File No. 333-265226

Dear Ms. De Lorenzo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ESH Acquisition Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to June 13, 2023 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Please confirm that the Registration Statement has been declared effective by telephoning Sean Ewen, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8867. Comments with respect to this request or the Registration Statement may be directed to Mr. Ewen by telephone or facsimile at (212) 728-9867.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

ESH ACQUISITION CORP.

By:	/s/James Francis
Name: Title: cc:	James Francis Chief Executive Officer Sean Ewen, Esq.